FOR IMMEDIATE RELEASE
November 5, 1996

                              News Media Contact:  Robert C. Fort
                              (757) 629-2714


NORFOLK SOUTHERN CONFIRMS OFFER FOR CONRAIL

NORFOLK, VA -- Norfolk Southern late today reaffirmed its all-cash $100 per share offer for Conrail. As originally announced, the offer will close to a voting trust, providing immediate cash payment to all shareholders.

         The company also said that it had terminated the discussions begun by CSX.

         "Let there be no misunderstanding and no disinformation: We are committed to taking every necessary step to provide Conrail shareholders with the choice of our better offer," said David R. Goode, Chairman and Chief Executive Officer of Norfolk Southern Corporation.

         "It is clear to me that CSX and Conrail intend to continue their joint efforts to railroad Conrail shareholders into accepting a proposal significantly inferior to Norfolk Southern's $100 per share all cash tender offer. Until CSX acknowledges that all Conrail shareholders are entitled to the $100 cash that they can only receive from Norfolk Southern's offer, any discussions between us are a waste of time."

         The company made its statement in advance of the expected announcement by Conrail's Board of Directors following a meeting held Tuesday.

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